BIO-key International, Inc.

3339 Highway 138, Building A, Suite E

Wall, NJ 07719

January 14, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mark Shuman

   Branch Chief – Legal

Re:      BIO-Key International, Inc.

            Amendment No. 1 to Registration Statement on Form S-1

            Filed December 23, 2015

            File No. 333-208747

Dear Mr. Shuman:

We thank you for your comment letter dated January 11, 2016 (the “Comment Letter”) addressed to BIO-key International, Inc. (the “Company”). The following is in response to the staff’s Comment Letter. The comment is included in bold below and is numbered to correspond to the numbered paragraph in the Comment Letter. The Company’s response immediately follows the comment. Concurrently with the filing of this letter, we have filed Amendment No. 1 to our Registration Statement on Form S-1 (the “Amended Registration Statement”).

General

1.

We have received your application dated December 23, 2015 requesting confidential treatment for certain portions of Exhibit 10.36 to your registration statement. We will promptly review the application for confidential treatment. Comments, if any, will be provided in a separate letter. Please be advised that your registration statement will not be declared effective until all issues relating to your confidential treatment request have been resolved.

Response:

We will promptly respond to the Staff’s comments, if any, upon receipt.

United States Securities and

   Exchange Commission

January 14, 2016

Executive Compensation, page 33

2.

Please provide the information required by Item 402 of Regulation S-K for your fiscal year ended December 31, 2015. For guidance, please refer to Question 117.05 of our Regulation S-K Compliance and Disclosure Interpretations.

Response:

The requested revisions have been made. Please see page 33 of the Amended Registration Statement.

Selling Security Holders, page 46

3.

With respect to shares that may be offered for resale by legal entities, please disclose the individual or individuals who exercise the voting and dispositive powers over such shares. For guidance, see Regulation S-K Compliance and Disclosure Interpretation No. 140.02, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:

The requested revisions have been made. Please see page 46 of the Amended Registration Statement.

We believe that we have adequately responded to your comment. Please direct any questions or comments regarding this letter, the Comment Letter, or the Amended Registration Statement to our counsel, Vincent A. Vietti of Fox Rothschild LLP, at 609 896 4571. Thank you.

Very truly yours,

BIO-KEY INTERNATIONAL, INC.

By: /s/ Michael W. DePasquale

       Michael W. DePasquale

       Chief Executive Officer